UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Grupo Supervielle S.A. Appointed Martin Gallo as CHRO

Grupo Supervielle S.A. Appointed Martin Gallo as CHRO

Buenos Aires, January 19, 2021 – Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”) a universal financial services group headquartered in Argentina with a nationwide presence, announced today that Mr. Martin Gallo was appointed Chief Human Resources Officer, effective as from January 4, 2021. Mr. Gallo replaced Mr. Santiago Batlle, who had decided to undertake personal and family projects.

Mr. Gallo joined Banco Supervielle in August, 2012, holding the positions of Head of Labor Relations and later as Head of Labor Advisory. More recently, he served as Head of Human Resources of the Consumer Division of Grupo Supervielle, leading the cultural transformation process of the Company. Since his arrival at Supervielle, he actively participated in the acquisition processes carried out by the Company. Previously, he developed his professional career in legal firms advising companies of various industries, including Banco Supervielle for five years, since 2007. He is a Lawyer graduated from Universidad Católica Argentina and is currently completing an MBA at IAE School of Business from Universidad Austral. He attended the Management for Lawyers Program at Yale University and participated at the International Labor Standards Program of the International Labor Organization.

Yours faithfully,

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: January 20, 2021	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer